UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 333-153492

PYPO CHINA HOLDINGS LIMITED

South 3/F, Chang’An XingRong Center
No. 1 NaoShiKou Street, XiCheng District
Beijing, China 100031
8610-5832-5957
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-       N/A

Convening of Extraordinary General Meeting

The Board of Directors of Pypo China Holdings Limited (“Pypo” or the “Company”) has passed the resolution on October 29, 2009 to convene an Extraordinary General Meeting of the Company (“EGM”) on November 26, 2009 at 1:00pm, Beijing time. The EGM will be held at South 3/F, Chang’An XingRong Center, No.1 NaoShiKou Street, Xicheng District, Beijing, China.

Holders of ordinary shares of the Company at the close of business on October 26, 2009 are entitled to notice of, and to vote at, the EGM or any adjournment or postponement thereof.

The EGM will discuss and seek adoption of the following resolutions as special resolutions:

1.	THAT the name of the Company be changed from Pypo China Holdings Limited to Funtalk China Holdings Limited.

2.	THAT clause 1 of the Company's Memorandum of Association be deleted in its entirety and replaced with the following:

“1.           The name of the Company is Funtalk China Holdings Limited.”

3.	THAT the definition of "Company" in clause 1 of the Company's Articles of Association be deleted in its entirety and replaced with the following:

“Company”

Funtalk China Holdings Limited, a Cayman Islands exempted company limited by shares.”

Forward-Looking Statements

Certain statements in this Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, including the risk factors detailed in Pypo’s filings with the Commission, some of which may be beyond Pypo’s control. Pypo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This communication is neither an offer to sell nor a solicitation of an offer to sell any securities of Pypo.

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting dated October 29, 2009
99.2	Proxy Card for Extraordinary General Meeting
99.3	Voting Instruction Form for Extraordinary General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pypo China Holdings Limited

By:	/s/ Kim Chuan (“Jackie”) Leong
Name: Kim Chuan (“Jackie”) Leong
Title: Chief Financial Officer

Date: November 4, 2009